UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 12, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

June 12, 2014 HAD | OEB

313423 | OEB | 000058.docx

UBS AG – Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (February 18, 2014, February 19, 2014, February 20, 2014, February 24, 2014, February 25, 2014, February 26, 2014 and February 27, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), and the version dated as of February 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the 2010 Business Regulations), and in the version effective as of February 20, 2013 (the 2012 Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of February 2, 2010 (the 2010 Delegation), and in the version dated as of March 15, 2012 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 18, 2014,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 19, 2014,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 20, 2014,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 24, 2014,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 25, 2014,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 26, 2014, and

- an Authorized Officer’s Certificate in Support of Legal Opinions dated February 27, 2014,

(the Opinion Backup Certificates);

(xiii)	an electronic copy of

- - (a) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 22, 2016 (Linked to the performance of the common stock of Macy’s, Inc.), (b) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 149,962.85 Trigger Yield Optimization Notes due August 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), (c) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 210,587.36 Trigger Yield Optimization Notes due August 15, 2014 (Linked to the performance of the common stock of Expedia Inc.), (d) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 240,988.02 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.), (e) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 233,000.00 Trigger Phoenix Autocallable Optimization Securities due February 20, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), (f) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 364,000.00 Trigger Autocallable Optimization Securities due February 20, 2015 (Linked to the performance of the common stock of T-Mobile US, Inc.), (g) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 19, 2015 (Linked to the performance of the common stock of Bank of America Corporation), (h) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 99,961.95 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (i) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 285,577.50 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.), (j) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 379,979.22 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), (k) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 99,988.50 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), (l) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 99,997.50 Trigger Yield Optimization Notes due August 17, 2015 (Linked to the performance of the common stock of Bank of America Corporation), (m) a Determination of an Authorized Person dated February 18, 2014, including Annex A, setting forth the terms of the USD 157,561.22 Trigger Yield Optimization Notes due August 15, 2014 (Linked to the performance of the common stock of Expedia Inc.), (n) a Written Statement and Instructions of Authorized Persons dated February 18, 2014, including Annex A, setting forth the terms of the USD 350,000 Trigger Phoenix Autocallable Optimization Securities due August 17, 2015 (Linked to the least performing shares between the common stock of Citigroup Inc. and the shares of iShares® MSCI Mexico Capped ETF), and (o) a Written Statement and Instructions of Authorized Persons dated February 18, 2014, including Annex A, setting forth the terms of the USD 10,000,000 Worst of Fixed Coupon Auto-Callable Securities with Daily Close Monitoring due May 15, 2014 (Linked to the least performing shares between the common stock of salesforce.com, inc. and the common stock of Yelp Inc.),

- (a) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), (b) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 210,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of Celgene Corporation), (c) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 274,946.36 Trigger Yield Optimization Notes due February 19, 2015 (Linked to the performance of the common stock of United States Steel Corporation), (d) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), (e) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), (f) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of First Solar, Inc.), (g) a Determination of an Authorized Person dated February 19, 2014, including Annex A, setting forth the terms of the USD 600,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of BioMarin Pharmaceutical Inc.), and (h) a Written Statement and Instructions of Authorized Persons dated February 19, 2014, including Annex A, setting forth the terms of the USD 39,500,000 Callable Exchangeable Securities due February 15, 2021 (Linked to the common stock of Google Inc.),

- (a) a Determination of an Authorized Person dated February 20, 2014, including Annex A, setting forth the terms of the USD 99,960.48 Trigger Yield Optimization Notes due February 20, 2015 (Linked to the performance of the common stock of Expedia Inc.), (b) a Determination of an Authorized Person dated February 20, 2014, including Annex A, setting forth the terms of the USD 99,960.48 Trigger Yield Optimization Notes due February 20, 2015 (Linked to the performance of the common stock of Expedia Inc.), (c) a Determination of an Authorized Person dated February 20, 2014, including Annex A, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 24, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), (d) a Determination of an Authorized Person dated February 20, 2014, including Annex A, setting forth the terms of the USD 193,000.00 Trigger Autocallable Optimization Securities due February 24, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.), (e) a Written Statement and Instructions of Authorized Persons dated February 20, 2014, including Annex A, setting forth the terms of the USD 846,000 Phoenix Autocallable Notes due March 4, 2015 (Linked to the common stock of Actavis plc), (f) a Written Statement and Instructions of Authorized Persons dated February 20, 2014, including Annex A, setting forth the terms of the USD 7,135,000 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of Expedia, Inc.), Annex B, setting forth the terms of the USD 6,496,700 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of GT Advanced Technologies Inc.), and Annex C, setting forth the terms of the USD 2,542,710 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of Tableau Software, Inc.), and (g) a Written Statement and Instructions of Authorized Persons dated February 20, 2014, including Annex A, setting forth the terms of the USD 3,294,000 Phoenix Autocallable Notes due March 4, 2015 (Linked to the common stock of KB Home),

- (a) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 657,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), (b) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), (c) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 1,069,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), (d) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Amazon.com, Inc.), (e) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 535,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), (f) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), (g) a Determination of an Authorized Person dated February 24, 2014, including Annex A, setting forth the terms of the USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.),

- (a) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 388,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), (b) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 257,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), (c) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), (d) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 245,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of lululemon athletica inc.), (e) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 266,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF), (f) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 170,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Lennar Corporation), (g) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 204,760.17 Trigger Yield Optimization Notes due February 25, 2015 (Linked to the performance of the common stock of Yelp Inc.), (h) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 579,000.00 Trigger Phoenix Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.), and (i) a Determination of an Authorized Person dated February 25, 2014, including Annex A, setting forth the terms of the USD 355,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.),

- (a) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Under Armour, Inc.), (b) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 226,000.00 Trigger Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (c) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 335,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Cameco Corporation), (d) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Cameco Corporation), (e) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 209,957.70 Trigger Yield Optimization Notes due February 25, 2016 (Linked to the performance of the common stock of Peabody Energy Corporation), (f) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 265,750.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), (g) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 146,580.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), (h) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), (i) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 536,500.00 Trigger Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Symantec Corporation), (j) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 162,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (k) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 104,480.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of D.R. Horton, Inc.), (l) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 102,180.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (m) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.), (n) a Determination of an Authorized Person dated February 26, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), and

- (a) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), (b) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 99,986.24 Trigger Yield Optimization Notes due February 29, 2016 (Linked to the performance of the common stock of Yahoo! Inc.), (c) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 261,936.99 Trigger Yield Optimization Notes due February 27, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), (d) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 249,763.80 Trigger Yield Optimization Notes due February 27, 2015 (Linked to the performance of the common stock of Amazon.com, Inc.), (e) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (f) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (g) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 99,978.45 Trigger Yield Optimization Notes due February 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.), (h) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 345,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Apple Inc.), (i) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.), (j) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.), (k) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation), (l) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Cree, Inc.), (m) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation), (n) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Cablevision Systems Corporation), (o) a Determination of an Authorized Person dated February 27, 2014, including Annex A, setting forth the terms of the USD 310,000 Reverse Convertibles due May 30, 2014 (Linked to the performance of the common stock of Cree, Inc.), and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

(xiv)	- as provided per e-mail from Joan Newton dated May 23, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mails from Joan Newton dated May 27, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mails from Joan Newton dated June 3, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

-	as provided per e-mails from Joan Newton dated June 4, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and;

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of June 12, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(m)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(n)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(o)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated June 12, 2014

a)	Securities with issue date February 18, 2014

1.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 22, 2016 (Linked to the performance of the common stock of Macy’s, Inc.), issued through UBS AG, London Branch

2.	USD 149,962.85 Trigger Yield Optimization Notes due August 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

3.	USD 210,587.36 Trigger Yield Optimization Notes due August 15, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

4.	USD 240,988.02 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

5.	USD 233,000.00 Trigger Phoenix Autocallable Optimization Securities due February 20, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

6.	USD 364,000.00 Trigger Autocallable Optimization Securities due February 20, 2015 (Linked to the performance of the common stock of T-Mobile US, Inc.), issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 19, 2015 (Linked to the performance of the common stock of Bank of America Corporation), issued through UBS AG, London Branch

8.	USD 99,961.95 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

9.	USD 285,577.50 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

10.	USD 379,979.22 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), issued through UBS AG, London Branch

11.	USD 99,988.50 Trigger Yield Optimization Notes due February 18, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), issued through UBS AG, London Branch

12.	USD 99,997.50 Trigger Yield Optimization Notes due August 17, 2015 (Linked to the performance of the common stock of Bank of America Corporation), issued through UBS AG, London Branch

13.	USD 157,561.22 Trigger Yield Optimization Notes due August 15, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

14.	USD 350,000 Trigger Phoenix Autocallable Optimization Securities due August 17, 2015 (Linked to the least performing shares between the common stock of Citigroup Inc. and the shares of iShares® MSCI Mexico Capped ETF), issued through UBS AG, London Branch

15.	USD 10,000,000 Worst of Fixed Coupon Auto-Callable Securities with Daily Close Monitoring due May 15, 2014 (Linked to the least performing shares between the common stock of salesforce.com, inc. and the common stock of Yelp Inc.), issued through UBS AG, London Branch

b)	Securities with issue date February 19, 2014

16.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), issued through UBS AG, London Branch

17.	USD 210,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of Celgene Corporation), issued through UBS AG, London Branch

18.	USD 274,946.36 Trigger Yield Optimization Notes due February 19, 2015 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

19.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), issued through UBS AG, London Branch

20.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 20, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

21.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of First Solar, Inc.), issued through UBS AG, London Branch

22.	USD 600,000.00 Trigger Phoenix Autocallable Optimization Securities due February 23, 2015 (Linked to the performance of the common stock of BioMarin Pharmaceutical Inc.), issued through UBS AG, London Branch

23.	USD 39,500,000 Callable Exchangeable Securities due February 15, 2021 (Linked to the common stock of Google Inc.), issued through UBS AG, London Branch

c)	Securities with issue date February 20, 2014

24.	USD 99,960.48 Trigger Yield Optimization Notes due February 20, 2015 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

25.	USD 99,960.48 Trigger Yield Optimization Notes due February 20, 2015 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

26.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 24, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), issued through UBS AG, London Branch

27.	USD 193,000.00 Trigger Autocallable Optimization Securities due February 24, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

28.	USD 846,000 Phoenix Autocallable Notes due March 4, 2015 (Linked to the common stock of Actavis plc), issued through UBS AG, London Branch

29.	USD 7,135,000 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of Expedia, Inc.), issued through UBS AG, London Branch

30.	USD 6,496,700 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of GT Advanced Technologies Inc.), issued through UBS AG, London Branch

31.	USD 2,542,710 Contingent Absolute Return Autocallable Optimization Securities due February 23, 2015 (Linked to the common stock of Tableau Software, Inc.), issued through UBS AG, London Branch

32.	USD 3,294,000 Phoenix Autocallable Notes due March 4, 2015 (Linked to the common stock of KB Home), issued through UBS AG, London Branch

d)	Securities with issue date February 24, 2014

33.	USD 657,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

34.	USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

35.	USD 1,069,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), issued through UBS AG, London Branch

36.	USD 100,000.00 Trigger Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

37.	USD 535,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.), issued through UBS AG, London Branch

38.	USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due August 26, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

39.	USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due February 26, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

e)	Securities with issue date February 25, 2014

40.	USD 388,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

41.	USD 257,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

42.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

43.	USD 245,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of lululemon athletica inc.), issued through UBS AG, London Branch

44.	USD 266,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF), issued through UBS AG, London Branch

45.	USD 170,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Lennar Corporation), issued through UBS AG, London Branch

46.	USD 204,760.17 Trigger Yield Optimization Notes due February 25, 2015 (Linked to the performance of the common stock of Yelp Inc.), issued through UBS AG, London Branch

47.	USD 579,000.00 Trigger Phoenix Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.), issued through UBS AG, London Branch

48.	USD 355,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Rackspace Hosting, Inc.), issued through UBS AG, London Branch

f)	Securities with issue date February 26, 2014

49.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Under Armour, Inc.), issued through UBS AG, London Branch

50.	USD 226,000.00 Trigger Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

51.	USD 335,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Cameco Corporation), issued through UBS AG, London Branch

52.	USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Cameco Corporation), issued through UBS AG, London Branch

53.	USD 209,957.70 Trigger Yield Optimization Notes due February 25, 2016 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

54.	USD 265,750.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), issued through UBS AG, London Branch

55.	USD 146,580.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), issued through UBS AG, London Branch

56.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.), issued through UBS AG, London Branch

57.	USD 536,500.00 Trigger Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of Symantec Corporation), issued through UBS AG, London Branch

58.	USD 162,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

59.	USD 104,480.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of D.R. Horton, Inc.), issued through UBS AG, London Branch

60.	USD 102,180.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

61.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

62.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due March 2, 2015 (Linked to the performance of the common stock of Fortinet, Inc.), issued through UBS AG, London Branch

g)	Securities with issue date February 27, 2014

63.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

64.	USD 99,986.24 Trigger Yield Optimization Notes due February 29, 2016 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

65.	USD 261,936.99 Trigger Yield Optimization Notes due February 27, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

66.	USD 249,763.80 Trigger Yield Optimization Notes due February 27, 2015 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

67.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

68.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

69.	USD 99,978.45 Trigger Yield Optimization Notes due February 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.), issued through UBS AG, London Branch

70.	USD 345,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

71.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.), issued through UBS AG, London Branch

72.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

73.	USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

74.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

75.	USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

76.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2015 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

77.	USD 310,000 Reverse Convertibles due May 30, 2014 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 12 June 2014